NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of each of the Common Stock, Series C
Cumulative Redeemable Preferred Stock, and
8.25% Series D Cumulative Redeemable Preferred
Stock (?the Securities') of Anthracite Capital,
Inc., (?the REIT') from listing and registration on the Exchange at the opening of business on December 31, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange.

NYSE Regulation based its determination on the ?abnormally low? selling price of the Company?s common stock, which closed at $0.24 on December 1, 2009, with a resultant market capitalization of approximately $22.6 million.
The REIT made an announcement on December 1, 2009, that disclosed defaults and cross-defaults on a number of unsecured and secured debt obligations.
The REIT also stated that there can be no assurance that discussions with creditors will result in its continuing operations and referenced management?s assessment that, in the event of a reorganization or liquidation, shareholders would not receive any value and the value received by unsecured creditors would be minimal.

1. The Exchange's Listed Company Manual,
Section 802.01C, states, in part, that the Exchange would consider delisting a security of either a domestic or non-U.S. issuer when: average closing price of a security is less than $1.00 over a consecutive 30 trading-day period.

2. The Exchange, on December 1, 2009, determined that the Securities should be suspended from trading before the opening of the trading session on December 2, 2009, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The REIT was notified by letter on December 1, 2009.

3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on December 2, 2009 of the suspension of trading in the Securities. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. On
December 2, 2009, the Company stated in its Form 8-K that it does not intend to contest the suspension or delisting